FOR IMMEDIATE RELEASE

Contact:

Andrew M. O'Shea
Chief Financial Officer
(860) 298-0444

Barbara Cano
Adam Friedman Associates LLC
(212) 981-2529, Ext. 22

ANDERSEN GROUP EVIDENCES LISTING COMPLIANCE

New York, NY - July 23, 2003 - Andersen Group, Inc. (NASDAQ:ANDR) has announced that it had received notification from the Nasdaq staff indicating that the Company has evidenced compliance with the Market Value of Publicly Held Shares requirement for continued listing, as set forth in Marketplace Rule 4450(e)(1), and that the proceedings relating to any delisting of Andersen's securities from the Nasdaq National Market have been closed.

About Andersen Group, Inc.

Andersen Group is a company based in New York that is publicly traded on the Nasdaq National Market under the symbol "ANDR".  The Company is currently a principal investor in Moscow Broadband Communication Ltd., (MBC) which has 50% voting control over, and significant equity stake in CCTV, a Russian company that has licenses to access 1,500,000 homes and businesses in Moscow and the access to these potential customers through the Moscow Fiber Optic Network (MFON), a 6,000 km network through the Moscow region, including the exclusive access within the Central Administrative District of Moscow.  Andersen Group is a party to contracts, which, if executed, upon approval by its stockholders, will result in CCTV becoming a wholly-owned subsidiary of the Company through the issuance of 4,220,879 shares of its common stock to Moscow Telecommunications Corporation (COMCOR) and 2,250,000 shares of its common stock to current stockholders of MBC.  Pursuant to such contracts, in May 2003, Andersen Group made a direct investment into CCTV of $3.5 million. Upon the closing of the acquisition of CCTV, which is expected to occur in the fall of 2003, the number of issued and outstanding shares of Common Stock of Andersen will increase from 2.099,908 to 8,570,787. CCTV is using access to the MFON to provide broadband services including cable television and high-speed Internet access to residential and business customers.  The MFON is owned by COMCOR, which   shares voting control and ownership of CCTV with MBC.  If the proposed acquisition of CCTV is completed, COMCOR is expected to be the largest shareholder in the Company with an estimated equity stake in the Company of approximately 49% of the outstanding shares.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.  These statements involve risks and uncertainties and the actual outcome may differ materially from these statements.  These statements include and relate to the Company's request for, and the possible outcome of a hearing with the Nasdaq Qualifications Panel, or its proposed transactions to acquire CCTV and the operations of CCTV after such acquisition is completed.  All forward-looking statements included in this report are based upon information available to the Company as of the date hereof and the Company disclaims any obligation to update developments of these risks or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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